

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 1, 2016

Jamie Welch
Chief Financial Officer
Energy Transfer Corp. LP
8111 Westchester Drive
Dallas, Texas 75225

> **Re: Energy Transfer Corp. LP**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 12, 2016**
> **File No. 333-208187**

Dear Mr. Welch:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2015 letter.

Prospectus Cover Page

Explanatory Note

1. We note your statement that if the ETC common shares VWAP is less than the ETE common units VWAP for the measurement period, then "ETE will issue a number of ETE Class E units to ETC equal to the number of ETC common shares" that are issued to CCR holders. To ensure accuracy and consistency throughout the filing, please reconcile this statement with your disclosure under "Scenario 1" and "Scenario 2" on pages 189 and 190.

Prospectus Summary

Organizational Structure of ETC Following the Merger Transaction, page 19

2. Please revise to clarify that Mr. Warren, the Existing GP Owner, is the sole member of KLW LLC.

Risk Factors

Risks Related to the Businesses of ETE and the ETE entities, page 46

3. Please tell us what consideration you have given to including risk factor disclosure, addressing the risks, if any, related to ETE's limited significant assets and holding company structure. For example, we note the risk factors on pages 33 and 39 of ETE's Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

The Merger

Background to the Merger, page 81

4. Please refer to comment 6. Please further revise your disclosure to address why the identified alternatives were not pursued, or tell us where you have included such disclosure.

CCR Agreement, page 189

5. Please tell us what consideration you have given to providing examples of the calculations related to the CCR agreement, such as a calculation showing the number of Class E units to be canceled if the ETC common shares VWAP is equal to or greater than the ETE common units VWAP for the measurement period.

6. We note your response to prior comment 20 that there are no agreements in place regarding the registration of the ETC common shares that ETE may elect to issue in settlement of the CCRs. Please tell us what consideration you have given to including risk factor disclosure addressing the risks, if any, associated with the lack of a registration agreement.

Comparison of Rights of ETC Shareholders and WMB Stockholders, page 208

7. We note your response to comment 21, however it appears that Question 201.02 of the Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A context) applies to the current transaction, in large part given that the new entity, ETC, as opposed to ETE, will be issuing securities directly to WMB shareholders and indirectly to ETE limited partners through an issuance to ETE. Therefore, if any material provision of the ETC limited partnership agreement represents

a change from the ETE limited partnership agreement that would require (whether pursuant to state law, the NYSE rules, the ETE limited partnership agreement or otherwise) the approval of the ETE limited partners if proposed to be made directly to the ETE limited partnership agreement, then unbundling would be required.

Please provide us with your further analysis in this regard. Please address in your response the material changes between the agreements, including, but not limited to, the changes to Sections 3.4, 5.6, Article VI (as deleted from the ETE agreement), Article XI, Section 12.2(iii), Section 13.2, Section 13.3(f) and Section 16.9 of the agreements.

<u>Compensation Discussion and Analysis, page 317</u>

8. Please provide updated Executive Compensation information for the most recent fiscal year end in response to Item 402 of Regulation S-K, required by Item 18(a)(7)(ii) of Form S-4.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products